SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2006

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to _________

Commission File number 1-3247

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE CORNING INCORPORATED

INVESTMENT PLAN FOR UNIONIZED EMPLOYEES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CORNING INCORPORATED

ONE RIVERFRONT PLAZA

CORNING, NY 14831

Documents filed as part of this report:

(a)	Index to financial statements filed as part of this report:

The Statements of Net Assets Available for Benefits as at December 31, 2006 and 2005, the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2006 and supplementary information, together with the report thereon of the Independent Registered Public Accounting Firm dated June 27, 2007. The required financial statement schedules, if any, are included in the supplementary information referred to above and should be read in conjunction with the above financial statements.

(b)	Exhibit:

Exhibit 23 – The consent of Insero & Company CPAs, P.C.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

THE CORNING INCORPORATED
INVESTMENT PLAN FOR
UNIONIZED EMPLOYEES

Date: June 27, 2007	By /s/	DEBORAH G. LAUPER
Deborah G. Lauper
Chair
Benefits Committee

Corning Incorporated

Investment Plan for

Unionized Employees

Financial Statements and Supplemental Schedule

December 31, 2006 and 2005

Corning Incorporated Investment

Plan for Unionized Employees

Index

December 31, 2006 and 2005

Page (s)

Report of Independent Registered Public Accounting Firm	6

Financial Statements

Statements of Net Assets Available for Benefits	7

Statement of Changes in Net Assets Available for Benefits	8

Notes to Financial Statements	9-17

Supplemental Schedule*

Schedule of Assets (Held at End of Year)	18

*

Other schedules required by Section 2520.103-10 of the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Corning Incorporated Benefits Plan Committee and

the Participants of the Corning Incorporated Investment Plan for Unionized Employees

We have audited the accompanying statements of net assets available for benefits of Corning Incorporated Investment Plan for Unionized Employees (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Corning Incorporated Investment Plan for Unionized Employees as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As further described in Note 2, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1 for the years ended December 31, 2006 and 2005.

Respectfully Submitted,

Insero & Company CPAs, P.C.

Certified Public Accountants

Rochester, New York

June 27, 2007

Corning Incorporated Investment

Plan for Unionized Employees

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

(in thousands of dollars)
	2006	2005
Assets
Interest in Corning Incorporated
Master Investment Trust at fair value	$313,273	$329,884
Loans to participants	7,598	7,576
Participant Contributions Receivable	133	164
Employer Contributions Receivable	49	83
Net assets available for benefits at fair value	321,053	337,707
Adjustment from fair value to contract value for interest in
Corning Incorporated Master Investment Trust relating to
fully benefit-responsive investment contracts	425	211
Net assets available for benefits	$321,478	$337,918

The accompanying notes are an integral part of these financial statements.

Corning Incorporated Investment

Plan for Unionized Employees

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2006

(in thousands of dollars)

Additions to net assets attributed to:
Investment income
Interest in the Corning Incorporated Master Investment Trust, investment income	$6,463
Interest from participant loans	463
6,926
Contributions
Employer, net of forfeitures	4,405
Participant	10,133
14,538
Total additions	21,464
Deductions from net assets attributed to:
Benefits paid directly to participants	37,724
Administrative expenses	180
Total deductions	37,904
Net decrease	(16,440)
Net assets available for benefits
Beginning of year	337,918
End of year	$321,478

The accompanying notes are an integral part of these financial statements.

Corning Incorporated Investment

Plan for Unionized Employees

Notes to Financial Statements

December 31, 2006 and 2005

1.	Description of Plan

General

The following brief description of the Corning Incorporated Investment Plan for Unionized Employees (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document and summary plan description for a more complete description of the Plan’s provisions.

The Plan is a defined contribution profit-sharing plan established in January 1984 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Administration

The Plan is administered by the Corning Incorporated Benefits Committee (the “Committee”), which is appointed by the Board of Directors of Corning Incorporated (the “Company”). The Committee administers the Plan in accordance with its terms and applicable laws and has all necessary and appropriate powers to carry out the provisions of the Plan.

Trustee and Recordkeeper

The Plan’s assets are held by JPMorgan Chase Bank (the “Trustee”), as trustee. The recordkeeper is Affiliated Computer Services, Inc.

Eligibility

The Plan covers all union represented employees of participating unions which contract with the Company. An employee is eligible for participation in the Plan upon reaching the age of 18 and completing one year of eligible service. Notwithstanding the foregoing, an employee who has attained age 18 and is scheduled on a normal basis to work at least 16 hours a week shall be immediately eligible. As of December 31, 2006, the union employees at the following locations participated in the Plan:

Blacksburg, Virginia	Erwin, New York

Canton, New York	Harrodsburg, Kentucky

Corning Valley, New York	Oneonta, New York

Danville, Virginia	Wilmington, North Carolina

Participant Accounts

Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged for administrative expenses. Trustee and investment management fees are deducted from the earnings credited to participants’ accounts. A flat monthly fee is charged to each participant’s account to subsidize administrative expenses of the Plan and is determined by the plan administrator. Investment management fees are pro-rated among the investment funds as of the last business day of each month. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested balance.

Corning Incorporated Investment

Plan for Unionized Employees

Notes to Financial Statements

December 31, 2006 and 2005

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Company contributions to the Plan are fully vested after three years of service. All Company contributions become fully vested upon total and permanent disability, death or retirement.

Contributions - Employer

The Company makes matching contributions as a percentage of a participant’s first 5% of eligible pay contributed according to years of service as of December 31 of the prior year as follows:

Less than 19 years of service	50%

19 but less than 24 years of service	75%

24 or more years of service	100%

With respect to all employees eligible to participate in the Plan, beginning in January of the year the participant is expected to reach ten years of vested service and irrespective of whether such employee has elected to contribute to the Plan, the Company contributes weekly or monthly (based on employee’s pay frequency) a supplemental contribution to the Plan equal to 1.175% of such employee’s eligible compensation.

All Company contributions are allocated based on the participants’ elections. Prior to January 1, 2006, all Company contributions were invested in the Corning Common Stock Fund, however participants may transfer Company contributions and associated earnings into any other plan fund.

Forfeiture balances of terminated participants’ nonvested accounts are used to reduce future employer contributions to the plan.

Contributions – Participants

Generally, participants may contribute up to 75% of their eligible compensation to the Plan on a before-tax basis, after-tax basis or any combination of the two.

The maximum amount a participant can contribute to the Plan on a before-tax basis is $15,000 per year in 2006. The Plan permits employees who have attained age 50 or older during a given year to contribute additional before-tax amounts up to the prescribed IRC limitation for “catch-up contributions”.

Participants may elect to have their contributions invested in the Corning Common Stock Fund. Contributions into the Corning Common Stock Fund are limited to 20% of a participant’s annual contributions. Participants are allowed to transfer their accumulated contributions between funds.

Corning Incorporated Investment

Plan for Unionized Employees

Notes to Financial Statements

December 31, 2006 and 2005

Payment of Benefits

Benefit payments are made upon retirement (i.e., at least age 55 with five years of service), or in the event of a participant’s total and permanent disability, death or other termination of employment. A retired participant can elect to receive distributions in a lump sum, installments, or intermittent withdrawals. The Plan also provides for withdrawals by participants prior to termination.

Participant Loans

Participants are eligible to obtain loans from the Plan. Loans are limited to one loan per participant with a repayment term not to exceed 4.5 years, except for primary residence loans in which the term may not exceed ten years. The maximum amount of any loan is the lesser of one-half of the vested account balance or $50,000 (with a $1,000 minimum). The interest rate on a loan is established by the Committee. Participants are charged a fee on all loans, which reduces the loan proceeds.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods could differ from those estimates.

As described in Financial Accounting Standards Board Staff Position, AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is prescribed as the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through the Corning Incorporated Master Investment Trust (the “Master Trust”). The Statements of Net Assets Available for Benefits presents the fair value of the investment in the master trust as well as the adjustment of the investment in the master trust from fair value to contract value relating to investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Corning Incorporated Investment

Plan for Unionized Employees

Notes to Financial Statements

December 31, 2006 and 2005

Basis of Allocation from the Corning Incorporated Master Investment Trust

The Plan has a specific interest in the Master Trust in which another plan sponsored by the Company also participates. The Plan’s specific interest in the Master Trust is credited or charged for contributions, transfers and benefit payments relating to its participants. Realized gains and losses and changes in net unrealized appreciation or depreciation on investments, income from investments and expenses are allocated to the Plan based on the Plan’s specific interest in the net assets of the Master Trust. At December 31, 2006 and 2005, the Plan’s percentage interest in the net assets of the Master Trust was approximately 16% and 17%, respectively.

Valuation of Master Trust Investments

Master Trust investments in mutual funds are recorded at fair value based upon the net asset value announced by the fund on the last business day of the year. Current value of common stock is based on active market quotations. The plan’s interest in the collective trust fund is valued based on information reported by the investment advisor. Short-term investment funds are recorded at cost which approximates fair market value due to short maturities. The fair value of the investment contracts is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.

Interest is accrued by the Master Trust as earned, and dividends are recorded on the ex-dividend date.

Purchases and sales of securities are recorded by the Master Trust on a trade-date basis. Realized gains and losses for security transactions are reported using the average cost method. Unrealized gains and losses represent the difference between the cost and fair value of securities.

Valuation of Participant Loans

Participant loans are valued at cost which approximates fair value.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan’s investment securities are exposed to various risks, such as changes in interest rates, credit risks and market returns. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of these investments, it is at least reasonably possible that changes in valuations in the near term would materially affect participants’ account balances and the amounts of such investments reported in the Plan’s financial statements.

Corning Incorporated Investment

Plan for Unionized Employees

Notes to Financial Statements

December 31, 2006 and 2005

3.	Investment Contracts

As part of the Stable Value Fund, the Plan invests, through the Master Trust, in fully benefit-responsive investment contracts. The Stable Value Fund contains both traditional Guaranteed Insurance Contracts (“GIC”s) and synthetic GICs. Traditional GICs and synthetic GICs are intended to deliver a positive rate of return to the Stable Value Fund. Traditional GICs achieve this by a contracted fixed return. The synthetic GICs seek to achieve this over time through the crediting rate process described below.

The Plan has fully benefit-responsive investment contracts held by the Master Trust. Dwight Asset Management Company maintains the contributions to the Stable Asset Fund in a general account of the Master Trust. The Dwight account within the Master Trust is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. GIC issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The synthetic GIC’s results from underlying high-quality, intermediate term fixed income securities owned by the Plan being paired with a wrap contract purchased from a financial institution. A synthetic GIC credits an interest rate based on a defined reset formula for a specified period of time. Investment gains and losses are amortized over the expected duration through the calculation of the interest rate applicable to the Plan on a prospective basis. Synthetic GICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate can not result in a crediting rate less than zero. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is most impacted by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the differential between the contract value and the market value of the covered investments. This difference is amortized over the duration of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened.

Corning Incorporated Investment

Plan for Unionized Employees

Notes to Financial Statements

December 31, 2006 and 2005

Both traditional GICs and synthetic GICs are carried at fair value on the Statements of Net Assets Available for Benefits and at contract value on the Statement of Changes in Net Assets Available for Benefits. Certain events limit the ability of the Plan to transact at contract value with insurance company and financial institution issuer of a traditional or synthetic GIC. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan) (ii) changes to plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of an event that would limit the Plan’s ability to transact at contract value with participants is probable.

The traditional and synthetic GICs do not permit the insurance companies to terminate the agreements prior to the scheduled maturity date. However, the synthetic investment contracts generally impose conditions on both the Plan and the issuer. If an event of default under the synthetic GIC contracts occurs and is not cured, the non-defaulting party may terminate the contract. The following may cause the Plan to be in default: a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the Plan agreement. The synthetic GIC issuer may be in default if it breaches a material obligation under the investment contract; makes a material misrepresentation; has a decline in its long term credit rating below a threshold set forth in the contract; is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers.

If, in the event of default of an issuer, the Plan were unable to obtain a replacement investment contract, withdrawing plans may experience losses if the value of the Plan’s assets no longer covered by the contract is below contract value. The Plan may seek to add additional issuers over time to diversify the Plan’s exposure to such risk, but there is no assurance that the Plan will be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value.

The terms of a GIC generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. Generally, payments will be made pro-rata, based on the percentage of investments covered by each issuer. Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default. If the contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. If a synthetic GIC terminates due to a decline in the ratings of the issuer, the issuer may be required to pay to the Plan the cost of acquiring a replacement contract (i.e. replacement cost) within the meaning of the contract. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests. Contract termination also may occur by either party upon election and notice.

Corning Incorporated Investment

Plan for Unionized Employees

Notes to Financial Statements

December 31, 2006 and 2005

As described in Note 2, because the traditional GICs and synthetic GICs are fully benefit-responsive, meaning that regardless of the participants contributions or withdrawals from the contracts, the insurance carriers are still obligated to guarantee contract value to the plan participants, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the GICs and synthetic GICs. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value.

The fair value of the GICs and synthetic GICs amounted to approximately $483,082,000 and $452,262,000 as of December 31, 2006 and 2005, respectively, and have been included with the fixed income funds in the master trust. Contract value for the investment contracts amounted to $484,611,000 and $452,411,000 as of December 31, 2006 and 2005, respectively.

	2006	2005

Average yields for GICs and Synthetic GICs
Based on actual earnings	5.3%	4.9%
Based on interest rate credited to participants	5.2%	4.8%

4.	Investments (in thousands)

The following presents the Master Trust’s investments, at fair value, at December 31:

	2006	2005

Fixed Income Funds	$483,483	$451,318
Mutual Funds	857,138	706,500
Collective Trust Fund	38,729	49,473
Short-Term Investment Funds	4,643	7,409
Corning Common Stock	596,165	723,660
Receivable for Securities Sold	1,713	462
Payable for Securities Sold	(116)
Accrued Investment Manager Fees	(280)	(120)
	$1,981,475	$1,938,702

Corning Incorporated Investment

Plan for Unionized Employees

Notes to Financial Statements

December 31, 2006 and 2005

Investments that represent 5% or more of net assets available for benefits as of December 31, 2006 and 2005 were the Plan’s interest in the Master Trust.

During 2006, the Master Trust’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value, as follows:

Mutual Funds	$61,615
Corning Common Stock	(9,503)
$52,112

During 2006, the Master Trust’s investments earned interest and dividends in the amount of $67,905. For 2006, investment expenses totaled $1,141.

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all amounts credited to participants’ accounts will become 100% vested and will be distributed to participants in accordance with Plan provisions.

6.	Tax Status

The Plan received a favorable determination letter dated November 5, 2003 from the Internal Revenue Service indicating that it meets the requirements of Section 401(a) and 501(a) of the IRC and has qualified status as an employee retirement plan. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan’s benefits counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

Corning Incorporated Investment

Plan for Unionized Employees

Notes to Financial Statements

December 31, 2006 and 2005

7.	Reconciliation of Financial Statements to Form 5500 (in thousands)

The following is a reconciliation of the financial statements at December 31, 2006 and 2005 and for the year ended December 31, 2006 to the Form 5500:

	2006	2005

Net assets available for benefits per the financial statements	$321,478	$337,918
Amounts allocated to withdrawing participants	(182)	(889)
Adjustment from contract value to fair value for interest in Corning Incorporated Master Investment Trust relating to fully benefit-responsive investment contracts	(425)

Net assets available for benefits per the Form 5500	$320,871	$337,029

Benefits paid directly to participants per the financial statements		$37,724
Add: Amounts allocated to withdrawing participants at December 31, 2006		182

Benefits paid to participants per the Form 5500		$37,906

Net decrease in assets available for benefits per the financial statements		$(16,440)
Adjustment from contract value to fair value for interest in Corning Incorporated Master Investment Trust relating to fully benefit-responsive investment contracts		(425)

Net Income per the Form 5500		$(16,865)

Corning Incorporated Investment

Plan for Unionized Employees

Schedule of Assets (Held at End of Year)

December 31, 2006

(in thousands of dollars)

Identity of Issuer,	Description of Investment Including
Borrower, Lessor or	Maturity Date, Rate of Interest,	Current
Similar Party	Collateral, Par, or Maturity Value	Value

Participant loans	Maturity dates through 2016 and interest	$7,598
rates ranging from 4.75% - 10.50%

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement of Corning Incorporated on Form S-8 (No. 333-82926 and No. 333-26049) of our report, dated June 27, 2007, relating to the financial statements of Corning Incorporated Investment Plan for Unionized Employees, which appears in this Annual Report on Form 11-K.

Respectfully Submitted,

Insero & Company CPAs, P.C.

Certified Public Accountants

Rochester, New York

June 27, 2007